UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. ___)
DAVIDSON GROWTH PLUS, L.P.

(Name of Issuer)
LIMITED PARTNERSHIP UNITS

(Title of Class of Securities)
NONE

(CUSIP Number)
Martha L. Long
Senior Vice President
Apartment Investment and Management Company
4582 South Ulster Street Parkway, Suite 1100
Denver, Colorado 80237
(303) 757-8101

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
With a copy to:
Gregory M. Chait
Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, GA 30309
(404) 881-7000
January 12, 2009

(Date of Event which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AIMCO/BETHESDA HOLDINGS, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		---

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		17,824 Limited Partnership Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		---

WITH	10	SHARED DISPOSITIVE POWER

17,824 Limited Partnership Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,824 Limited Partnership Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

62.823%

14	TYPE OF REPORTING PERSON

CO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AIMCO PROPERTIES, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		---

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		17,824 Limited Partnership Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		---

WITH	10	SHARED DISPOSITIVE POWER

17,824 Limited Partnership Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,824 Limited Partnership Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

62.823%

14	TYPE OF REPORTING PERSON

PN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AIMCO-GP, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		---

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		17,824 Limited Partnership Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		---

WITH	10	SHARED DISPOSITIVE POWER

17,824 Limited Partnership Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,824 Limited Partnership Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

62.823%

14	TYPE OF REPORTING PERSON

CO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) APARTMENT INVESTMENT AND MANAGEMENT COMPANY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

	7	SOLE VOTING POWER

NUMBER OF		---

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		17,824 Limited Partnership Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		---

WITH	10	SHARED DISPOSITIVE POWER

17,824 Limited Partnership Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,824 Limited Partnership Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

62.823%

14	TYPE OF REPORTING PERSON

CO

Introductory Note
This Statement (the “Statement”) constitutes the Schedule 13D (the “Schedule 13D”) filed by AIMCO/Bethesda Holdings, Inc. (“AIMCO/Bethesda”), AIMCO Properties, L.P. (“AIMCO Properties”), AIMCO-GP, Inc. (“AIMCO GP”) and Apartment Investment and Management Company (“AIMCO”, and together with AIMCO/Bethesda, AIMCO Properties and AIMCO-GP, the “Reporting Persons”). The item numbers and responses thereto are set forth below in accordance with the requirements of Schedule 13D.
Item 1. Security and Issuer.
The name of the issuer is Davidson Growth Plus, L.P., a Delaware limited partnership (the “Partnership”), and the address of its principal executive offices is 55 Beattie Place, Post Office Box 1089, Greenville, South Carolina 29602. The title of the class of equity securities to which this statement relates are the units of limited partnership interest (“LP Units”) of the Partnership.
Item 2. Identity and Background.
(a) — (c), (f): This Amendment is being filed on behalf of each of the Reporting Persons:
          (1) Apartment Investment and Management Company, a Maryland corporation, with principal office at 4582 S. Ulster Street Parkway, Suite 1100, Denver, Colorado. Its principal business concerns owning and operating multi-family residential properties.
          (2) AIMCO-GP, Inc., a Delaware corporation, with principal office at 4582 S. Ulster Street Parkway, Suite 1100, Denver, Colorado. Its principal business is to act as the sole general partner of AIMCO Properties.
          (3) AIMCO Properties, L.P., a Delaware limited partnership, with principal office at 4582 S. Ulster Street Parkway, Suite 1100, Denver, Colorado. Its principal business concerns owning and operating multi-family residential properties.
          (4) AIMCO/Bethesda Holdings, Inc., a Delaware corporation, with principal office at 4582 S. Ulster Street Parkway, Suite 1100, Denver, Colorado. Its principal business concerns owning and operating multi-family residential properties.
  (d) — (e): During the past five years, no Reporting Person nor, to the best knowledge of the Reporting Persons, any other Officer, Director, or General Partner thereof has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him or it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
The acquisition of LP Units by AIMCO/Bethesda pursuant to a reorganization was accomplished through a series of cashless contributions and distributions among affiliates of AIMCO, as contemplated by that certain Distribution and Contribution Agreement, dated January 12, 2009 (the “Agreement”), attached hereto as Exhibit 7.1. AIMCO/Bethesda issued shares of common stock to AIMCO Properties as consideration for the contribution.

Item 4. Purpose of Transaction.
The Reporting Parties have entered into the Agreement, pursuant to which AIMCO/Bethesda acquired LP Units of the Partnership pursuant to a reorganization.
Except as set forth herein, no Reporting Person has any present plans or proposals which relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership; any changes in composition of the Partnership’s senior management or personnel or their compensation; any changes in the Partnership’s present capitalization, indebtedness or distribution policy; of any other material changes in their structure or business; changes in the Partnership’s charter or Limited Partnership Agreement which may impede the acquisition or control of the Partnership by any person; or causing the Partnership’s units to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons may seek to engage in transactions that would result in the sale or transfer of a material amount of the Partnership’s assets, including, but not limited to, the possible sale of its remaining investment property. The Reporting Persons or their affiliates may loan funds to the Partnership which may be secured by the Partnership’s property. If any such loans are made, upon default of such loans, the Reporting Persons or their affiliates could seek to foreclose on the loan and related mortgage or security interest. The Reporting Persons expect that, consistent with the fiduciary obligations of the general partner of the Partnership, the general partner will seek and review opportunities, including opportunities identified by the Reporting Persons, to engage in transactions which could benefit the Partnership, such as sales or refinancing of assets or a combination of the Partnership with one or more other entities, with the objective of seeking to maximize returns to limited partners. A property sale, merger or other consolidation transaction may require a vote of the limited partners of the Partnership in accordance with the partnership’s Limited Partnership Agreement or applicable state laws.
Item 5. Interest in Securities of the Issuer.
  (a) — (c) The information in lines 7 through 11 and 13 of each Reporting Person’s cover page is incorporated herein by reference. The number of LP Units directly owned by each Reporting Person is as follows:

	Number of Directly Owned	Percentage of Class
Entity or Person	LP Units	Represented
AIMCO/Bethesda Holdings, Inc.	17,824	62.823%
AIMCO Properties, L.P.	-0-	-0-
AIMCO-GP, Inc.	-0-	-0-
Apartment Investment and Management Company	-0-	-0-
     (d) AIMCO/Bethesda is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, certain general partnership interests of the Partnership owned by another person.
     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The information in Item 4 and the Distribution and Contribution Agreement, attached as Exhibit 7.1, is incorporated herein by reference. The Reporting Persons are also party to a Joint Filing Agreement, attached as Exhibit 7.2, intended to satisfy Rule 13(d)(k)(1) of the Exchange Act.
Item 7. Material to be Filed as Exhibits.

Exhibit 7.1	Distribution and Contribution Agreement, dated January 12, 2009, between the Reporting Persons and other persons party thereto.

Exhibit 7.2	Agreement of Joint Filing, dated January 20, 2009.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

January 20. 2009 (Date)

AIMCO/BETHESDA HOLDINGS, INC.

By:	/s/ Derek McCandless

Name: Derek McCandless
Title: Senior Vice President and Asst. Secretary

AIMCO PROPERTIES, L.P.

By: AIMCO-GP, INC. its General Partner

By:	/s/ Derek McCandless

Name: Derek McCandless
Title: Senior Vice President and Asst. Secretary

AIMCO-GP, INC.

By:	/s/ Derek McCandless

Name: Derek McCandless
Title: Senior Vice President and Asst. Secretary

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

By:	/s/ Derek McCandless

Name: Derek McCandless
Title: Senior Vice President and Asst. Secretary